Exhibit 99.1

News Release

Orla Mining Takes Action to Protect Labour Rights at Camino Rojo

VANCOUVER, BC, May 4, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") announces concrete steps it has taken and is working to implement to safeguard labour rights and to address other concerns at its Camino Rojo gold mine in Zacatecas, Mexico. This follows a determination by a Panel established under the Rapid Response Labour Mechanism of the Canada-U.S.-Mexico Agreement (CUSMA).

"We are committed to promoting the safety and well-being of our employees and fully respecting their labour rights," said Jason Simpson, President and Chief Executive Officer of Orla Mining. "We acknowledge the seriousness of the Panel's findings and are taking action to strengthen Camino Rojo's operations."

In late March 2026, the CUSMA Panel issued its final determination concluding that there had been a denial of rights relating to freedom of association and collective bargaining at Camino Rojo. The Panel acknowledged remediation measures previously taken in coordination with the Government of Mexico and identified additional actions needed to strengthen labour rights protections at the mine.

The Company is engaging constructively with government authorities to address the Panel's recommendations, while ensuring continued compliance, operational stability, workers' safety, and respect for workers' rights.

Actions Taken and Underway at Camino Rojo

The following summarizes key actions Orla has taken to date and additional ones underway, aligned with the Panel's areas of recommendation. The Company will continue to evaluate further measures as appropriate.

•	Oversight, Accountability, and Governance: Orla has strengthened oversight of the mine through the appointment of a Director of Risk & Compliance at the corporate level and a new General Manager at Camino Rojo, as part of broader efforts to enhance internal controls and accountability frameworks. The Company has enhanced its internal reporting and investigation mechanisms to ensure concerns are escalated, properly investigated, and addressed promptly and effectively through appropriate channels.
•	Freedom of Association and Collective Bargaining: Orla is implementing a new Labour Rights Policy across the organization, reinforcing its commitment to freedom of association, collective bargaining, and non-retaliation. The Company is also clarifying expectations for employees, contractors, and business partners through updated policies, training and oversight processes.
•	Neutrality in Union Matters: The Company has issued an updated neutrality letter reiterating its commitment to remain neutral in union representation matters and is taking steps to ensure this commitment is consistently understood and applied across its operations.
•	Minority-Union Rights: Orla is implementing measures to safeguard minority-union rights in accordance with Mexican law, including facilitating access to the mine and establishing communication channels with designated Company representatives, while preserving the current collective bargaining framework.
•	Security Enhancements: Orla is enhancing onsite security services and implementing additional measures to protect employees, contractors, and business partners.
•	Worker and Community Engagement: Orla has communicated directly with employees and community leaders regarding the Panel's determination and will continue to provide updates on additional steps through further engagement by senior leadership.
•	Measures to Prevent Recurrence: Orla has strengthened internal controls, disciplinary and compliance systems, and training to reduce the risk of recurrence. The Company has also reaffirmed its zero-tolerance policy toward interference with labour rights.
•	Training and Capacity Building: Orla is expanding training for management and employees on labour rights, compliance obligations, workplace conduct, and reporting mechanisms, including mandatory certifications and sessions conducted by local labour authorities.
•	Targeted Remediation Measures: Orla is conducting a structured, fact-based review of relevant employment matters to assess whether specific remedial action may be appropriate, to be carried out on a case-by-case basis in accordance with Mexican law.
•	Commitment to Continuous Improvement: The Company is committed to the continuous improvement of its governance, compliance, and security measures.

Additionally, as disclosed at the end of the second quarter in 2025, Orla identified evidence of potential criminal activity at the mine and engaged external counsel to conduct a thorough review, which has now been substantially completed. The Company voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada, and the Department of Justice in the United States and continues to cooperate with authorities.

Orla is committed to working safely and constructively within the communities in which it operates.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's remediation plans and the effectiveness thereof; the Company's production guidance; and the Company's goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the Company's remediation plans at Camino Rojo and the effectiveness thereof; the results of the Company's review of potential criminal activity; future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the remediation measures at Camino Rojo; the results of the Panel decision and the Company's review of potential criminal activity; uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions and tariff risks; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 17:30e 04-MAY-26